# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JADE BIOSCIENCES, INC., CIK 0001798749
CUSIP: 008064206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 930 WINTER STREET, SUITE M-500, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001387131-22-012457
Filed by CIK 0001812049
Persons authorized to receive notices and communications: Atlas Venture, Attention: Ommer Chohan, Chief Financial, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund XII, L.P. (CIK 0001812049): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 50,992; sole dispositive power 0; shared dispositive power 50,992; aggregate amount beneficially owned 50,992 (0.2% of the class)
- Atlas Venture Associates XII, L.P. (CIK 0001845875): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 51,406; sole dispositive power 0; shared dispositive power 51,406; aggregate amount beneficially owned 51,406 (0.2% of the class)
- Atlas Venture Associates XII, LLC (CIK 0001845871): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 51,406; sole dispositive power 0; shared dispositive power 51,406; aggregate amount beneficially owned 51,406 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JADE BIOSCIENCES, INC.
Address of issuer's principal executive offices: 930 WINTER STREET, SUITE M-500, WALTHAM, Massachusetts (MA), 02451

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 30, 2024, Aerovate, entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Aerovate, Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Aerovate ("Merger Sub I"), Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Aerovate ("Merger Sub II" and together with Merger Sub I, "Merger Subs"), and Jade Biosciences, Inc., a Delaware corporation ("Jade"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub I would merge with and into Jade, with Jade surviving the merger as the surviving corporation (the "First Merger"), and as part of the same overall transaction, Jade would merge with and into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the "Second Merger" and together with the First Merger, the "Merger").

On April 16, 2025, Aerovate held a special meeting in lieu of the annual meeting of Aerovate stockholders at which Aerovate's stockholders approved the Merger, along with a reverse stock split of Aerovate's common stock to be effected at the discretion of the Aerovate Board of Directors (the "Board") within the parameters approved by Aerovate's stockholders.

On April 28, 2025, the reverse stock split was effected at a ratio of 1-for-35. Immediately thereafter, on April 28, 2025, the Merger closed.

The Reporting Persons are filing this Amendment to Statement on Schedule 13D to report the dilution of their beneficial ownership by virtue of the completion of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas XII is the record owner of 50,992 shares of Common Stock. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of Atlas XII, AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by Atlas XII. As such, each of Atlas XII, AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by Atlas XII.

As of the date hereof, AVA XII LP is the record owner of 414 shares of Common Stock. AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by AVA XII LP. As such, each of AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by AVA XII LP.

Collectively, the Reporting Persons may be deemed to beneficially own 0.2% of the Issuer's outstanding Common Stock, which percentage is calculated based upon 32,235,927 outstanding shares of Common Stock of the Issuer, as reported to the Reporting Persons by the Issuer.

The Reporting Persons disclaim group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, Atlas XII has shared voting power and shared dispositive power over 50,992 shares of Common Stock.

As of the date hereof, AVA XII LP sole has shared voting power and shared dispositive power over 51,406 shares of Common Stock.

As of the date hereof, AVA XII LLC sole has shared voting power and shared dispositive power over 51,406 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owner of more than five percent on April 28, 2025 following the closing of the Merger.

## Signatures
- Atlas Venture Fund XII, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XII, L.P., its general partner, By: Atlas Venture Associates XII, LLC, its general partner, By: Ommer Chohan, its CFO (04/30/2025)
- Atlas Venture Associates XII, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XII, LLC, its general partner, By: Ommer Chohan, its CFO (04/30/2025)
- Atlas Venture Associates XII, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (04/30/2025)